UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

SOURCE PETROLEUM INC.

(Exact name of registrant as specified in its corporate charter)

000-51241

(Commission File No.)

Nevada (State or other jurisdiction of incorporation or organization)	98-0443283 (I.R.S. Employer Identification No.)

509-3495 Cambie Street

Vancouver, British Columbia, V5Z 4R3, Canada

(Address of principal executive offices)

778-863-2259

(Issuer's telephone number)

Approximate Date of Mailing: August 21, 2006

SOURCE PETROLEUM INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

This Information Statement is being delivered on or about August 21, 2006 to the holders of shares of common stock, par value $0.0001 per share of Source Petroleum Inc., a Nevada corporation formed on December 20, 2004 by way of merger with Pacific Petroleum Inc., in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to the terms of an share purchase agreement dated as of July 26, 2006 by and among our company, as purchaser, and all of the shareholders of Source Projects Inc., a Delaware corporation, Source Projects Inc. and 1245147 Alberta Ltd., an Alberta corporation, (the “Vendors”). The Vendors agreed to sell to our company, and our company agreed to purchase from the Vendors, all of the issued and outstanding shares of Source Projects Inc. in exchange for 32,000,000 shares of common stock of our company. In the aggregate, the shares of common stock that we agreed to issue to the Vendors in this transaction will represent approximately 30.1% of all of our issued and outstanding shares of our common stock measured immediately prior to closing. Upon the closing of the transaction contemplated in the share purchase agreement, D. Barry Lee will return 67,500,000 shares of our common stock to us for cancellation. Accordingly, the shares of our common stock we will issue to the Vendors will represent 45.2% of all of our issued and outstanding shares of common stock after giving effect to the transactions contained herein.

The terms and conditions of the share purchase agreement are summarized below under the heading "The Agreement".

Effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share purchase transaction, Mr. Hussein Charanek and Mr. Scott Rodgers will be appointed to our board of directors.

Effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share exchange agreement whereby we acquire all of the shares of Source Projects Inc. owned by the Vendors, our board of directors will consist of Mr. Hussein Charanek and Mr. Scott Rodgers.

Please read this Information Statement carefully. It describes the terms of the share exchange agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the share purchase agreement. All company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC N.W. at 450 Fifth Street, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

THE AGREEMENT

On July 26, 2006, we entered into a share exchange agreement with all of the shareholders of Source Projects Inc., Source Projects Inc. and 1245147 Alberta Ltd., to purchase from all of the shareholders of Source Projects Inc., Source Projects Inc. and 1245147 Alberta Ltd. all of the issued and outstanding shares of Source Projects Inc. in exchange for 32,000,000 shares of common stock of our company. Source Projects Inc. is a privately-owned corporation engaged in the business of oil and gas exploration. 1245147 Alberta Ltd. is a wholly-owned subsidiary of Source Projects Inc. and is engaged in the business of oil and gas exploration.

The share exchange agreement provides that we will be required to:

•	issue to all of the shareholders of Source Projects Inc., at the closing of our share purchase transaction, 32,000,000 common shares of our company;
•

increase the number of directors of our company to two and elect as directors of our company at the completion of the share exchange transaction, Hussein Charanek and Scott Rodgers, effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share exchange agreement;

•	accept the resignation from our board of directors of Mr. Jeff Gillis effective at the closing of the share exchange transaction; and
•	appoint Mr. Hussein Charanek and Mr. Scott Rodgers to our board of directors effective at the closing of the share exchange transaction.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

Voting Securities of our company

As of July 27, 2006 and the date of this Information Statement, there were 106,345,827 shares of our common stock issued and outstanding on a fully diluted basis and before giving effect to the proposed issuance of 32,000,000 shares of our common stock to the shareholders of Source Projects Inc. After giving effect to the share exchange transaction, there will be 70,845,827 of our common stock issued and outstanding. Each shareholder is entitled to one vote for each share of our common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock known by us to be owned beneficially as of July 27, 2006 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of the voting securities of our company; (ii) each director and officer of our company; and (iii) directors and officers as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
Common Stock	D. Barry Lee Suite 2410-650 West Georgia Street, Vancouver, BC, V6B 4N7	67,500,000 shares (post-split) (3)	63.5%
Common Stock	Directors and Officers (as a group)	67,500,000 shares (post-split) (3)	63.5%

(1) Regulation S-B under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on July 21, 2006, and the date of this Information Statement.

(2) Based upon 106,345,827 issued and outstanding shares of common stock as of July 27, 2006 and as of the date of this Information Statement.

(3) Effective February 17, 2006, we effected a thirty (30) for one (1) forward stock split of our authorized, issued and outstanding common stock. As a result, our authorized capital has increased from 100,000,000 shares of common stock with a par value of $0.0001 to 3,000,000,000 shares of common stock with a par value of $0.0001. Our issued and outstanding share capital increased from 2,196,500 shares of common stock to 65,895,000 shares of common stock. Effective April 18, 2006, we effected a one and one-half (1.5) for one (1) forward stock split of our authorized, issued and outstanding common stock. As a result, our authorized capital has increased from 3,000,000,000 shares of common stock with a par value of $0.0001 to 4,500,000,000 shares of common stock with a par value of $0.0001. Our issued and outstanding share capital increased from 66,895,000 shares of common stock to 100,342,500 shares of common stock. The 32,000,000 shares of our common stock to be issued to shareholders of Source Projects Inc. will also be post-split shares.

Changes in Control

There will be a change in control of our company that occurred primarily as a result of the transaction contemplated in the share purchase agreement.

Upon completion of the share exchange transaction, Mr. D. Barry Lee will return 67,500,000 shares of our common stock to us for cancellation. The current shareholders of Source Projects Inc. will hold approximately 45.2% of the issued and outstanding shares of our common stock, and their nominees will constitute a majority of our Board of Directors.

As a result of the share exchange transaction, we will acquire all of the issued and outstanding shares of Source Projects Inc..

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Jeff Gillis	32	Director (1)	May 2, 2006
Hussein Charanek (2)	38	Director	To be determined (4)
Scott Rodgers (3)	35	Director	To be determined (4)

(1) Mr. Gillis will resign from the board of directors of our company effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share exchange transaction.

(2) Mr. Charanek will be appointed as a director of our company effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share exchange transaction.

(3) Mr. Rodgers will be appointed as a director of our company effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share exchange transaction.

(4) Messrs. Charanek, Rodgers and Akar will be appointed to our Board of Directors effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the share exchange transaction.

Hussein Charanek:

Mr. Hussein Charanek is a corporate consultant with over 12 years of experience in the capital markets both in Canada and internationally. Mr. Charanek was the co-founder and president of

Maxen Energy, now Pan Orient Energy, where he was instrumental in helping to raise in excess of $12 million for the company and conducting a reverse merger with a Toronto Venture Exchange listed company. Mr. Charanek has also raised an initial $23 million dollars for Qeva Energy Group, an international oil and gas company focused in the North Sea, preparing to list on a Canadian public market as well as being a key participant of the creation of Fuel-x International Inc., a private international oil and gas company. In the past year he has also assisted Fuel-x in raising in excess of $50 million dollars CAD privately. Previously Mr. Charanek was Vice President and Co-founder of Tri-Verse Capital Corporation a private investment holdings company.

Scott Rogers:

Mr. Scott Rogers is the President & CEO of Propel Energy Corp., a private E & P Company holding its core assets within the Western Canadian Sedimentary Basin. Comprised of key industry partnerships combined with over 120,000 net acres of exploration and development land. More than 14 years experience in finance and oil and gas, primarily in corporate planning, negotiating, and developing land and exploration strategies. Previous experience consisted of financing start up resource companies through the capital markets, developing market strategies, and helping companies build their core assets through the implementation of proper capitalization.

Board Meetings and Committees

Our board of directors held no formal meetings during the year ended December 31, 2005. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporation Law and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believe that it is not necessary to have a standing audit or compensation committees at this time because the functions of such committees are adequately performed by our board of directors.

Our board of directors also is of the view that it is appropriate for us not to have a standing nominating committee because there is currently only one director on our board of directors and the one director has performed and will perform adequately the functions of a nominating committee. These one director who performs the functions of a nominating committee is not independent because he is also an officer of our company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. Our board of directors has not adopted a charter for the nomination committee. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because we believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our board of directors believes must be met by a candidate recommended by our board of directors. The process of identifying and evaluating nominees for director typically begins with our board of directors soliciting professional firms with whom we have an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by our board of directors’ review of the candidates’ resumes and interview of candidates. Based on the information gathered, our board of directors then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two years and except as disclosed below, none of the following persons has had any direct or indirect material interest in any transaction to which our company was or is a party, or in any proposed transaction to which our company proposes to be a party:

(a) any director or officer of our company;

(b) any proposed director of officer of our company;

(c) any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or

(d) any member of the immediate family of any of the foregoing persons (including a spouse, parents, children, siblings, and in-laws).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% stockholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports that they file.

To the best of our knowledge, all executive officers, directors and greater than 10% stockholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

We reimburse our directors for expenses incurred in connection with attending board meetings, but did not pay directors’ fees or other cash compensation for services rendered as a director in the periods ended December 31, 2005 and 2004. No compensation of any kind has been paid, or is payable, to any of our executive officers in the periods ended December 31, 2005 and 2004.

Since our inception, we have not granted any stock options, long-term incentive plans, or stock appreciation rights.

We have no standard or other arrangements for compensating directors for their service in their capacity as directors, or for committee participation or special assignments.

We have not entered into any employment or consulting agreement with any of our directors or officers, although, as required in our share exchange agreement with Source Projects Inc., we may enter into employment agreements with Hussein Charanek and Scott Rogers, upon the closing of the transactions contemplated by the share purchase agreement.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our directors or officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or officers, except that stock options may be granted at the discretion of our board of directors in the future.

We have no plans or arrangements in respect of remuneration received or that may be received by the officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Dated: August 21, 2006

By Order of the Board of Directors

SOURCE PETROLEUM INC.

Per:	/s/ Jeff Gillis
Jeff Gillis